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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. ____)

                         THE ESTEE LAUDER COMPANIES INC.
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                                (Name of Issuer)

           CLASS A COMMON STOCK                               518439 10 4
         PAR VALUE $.01 PER SHARE
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      (Title of class of securities)                         (CUSIP number)

                           CHRISTOPHER C. ANGELL, ESQ.
                      PATTERSON, BELKNAP, WEBB & TYLER LLP
                           1133 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10036-6710
                                 (212) 336-2000
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                June 29, 2001
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f)or 13d-1(g) check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                              (Page 1 of 16 Pages)

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CUSIP No.            518439 10 4               13D           Page 2 of 16
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      1        NAME OF REPORTING PERSON:       Aerin Lauder Zinterhofer
                                               2000 Revocable Trust
                                               u/a/d April 24,
                                               2000, Aerin Lauder
                                               Zinterhofer as Grantor

               S.S. OR I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:                      13-7234030
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:         (A) [ ]
                                                                         (B) [X]
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      3        SEC USE ONLY
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      4        SOURCE OF FUNDS:                      N/A
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF
               ORGANIZATION:                         New York
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      NUMBER OF         7    SOLE VOTING POWER:                   5,152,545

        SHARES
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     BENEFICIALLY       8    SHARED VOTING POWER:                    --

       OWNED BY
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         EACH           9    SOLE DISPOSITIVE POWER:              5,152,545

      REPORTING
                     -----------------------------------------------------------
     PERSON WITH       10    SHARED DISPOSITIVE POWER:               --

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
               REPORTING PERSON:                         5,152,545
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        N/A
               CERTAIN SHARES:*                                              [_]
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          4.0%
                                                                   ** SEE ITEM 5
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     14        TYPE OF REPORTING PERSON:                 OO
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ITEM 1.     SECURITY AND ISSUER

            The title of the class of equity security to which this statement on
Schedule 13D relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of The Estee Lauder Companies Inc. (the "Issuer"). The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.     IDENTITY AND BACKGROUND

            This statement is being filed by the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer as Grantor (the "Reporting Person"), with a business address of c/o Richard D. Parsons, 75 Rockefeller Plaza, New York, New York 10019 (referred to herein as the "Reporting Person"). The Reporting Person was organized in the State of New York.

            During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Effective as of June 29, 2001, 5,152,545 shares of Class B Common Stock, par value $.01 per share, of the Issuer, that were held by the Trust f/b/o Aerin Lauder u/a/d December 15, 1976 created by Estee Lauder and Joseph H. Lauder, as Grantors (the "Accumulation Trust") and the Trust f/b/o Aerin Lauder u/a/d December 15, 1976 created by Ronald S. Lauder, as Grantor (the "Distribution Trust" and, together with the Accumulation Trust, the "Irrevocable Trusts"), each of which is an irrevocable trust, were distributed (the "Distribution") to the Reporting Person, a revocable trust. The Irrevocable Trusts were, and continue to be, parties to the Stockholders' Agreement (as defined in Item 6 below) among certain stockholders of the Issuer that is described in Item 6 of this statement. In compliance with the requirements of the Stockholders' Agreement in connection with the Distribution, the Reporting Person became a party to the Stockholders' Agreement as well. By virtue of becoming a party to the Stockholders' Agreement, the Reporting Person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. This statement on Schedule 13D is being filed merely as a result of the Reporting Person's having become a party to the Stockholders' Agreement. No consideration was paid by the Reporting Person for the Distribution or for becoming a party to the Stockholders' Agreement. The Irrevocable Trusts and the trustee of the Reporting Person and the Irrevocable Trusts report separately on Schedule 13G.


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ITEM 4.     PURPOSE OF TRANSACTION

            The distribution of 5,152,545 shares of Class B Common Stock, par value $.01 per share, of the Issuer that were held by the Irrevocable Trusts to the Reporting Person was effected pursuant to the terms of the Irrevocable Trusts, and the Reporting Person became a party to the Stockholders' Agreement for the purpose of allowing the Irrevocable Trusts to effect the Distribution in compliance with the Stockholders' Agreement, to which they are parties.

            The Reporting Person has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF ISSUER

            (a) As of June 29, 2001, the Reporting Person beneficially owned 5,152,545 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock.

            Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 5,152,545 shares of Class A Common Stock, which would constitute 4.0% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of April 20, 2001.)

            Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 5,152,545 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 4.1% of the aggregate voting power of the Issuer.

            (b) Richard D. Parsons, as the sole trustee of the Reporting Person, has sole voting and dispositive power with respect to the 5,152,545 shares of Class B Common Stock owned by the Reporting Person.

            (c) The Reporting Person has not had any other transactions in the Class A Common Stock that were effected during the past sixty days.

            (d) Richard D. Parsons, as the sole trustee of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,152,545 shares of Class B Common Stock owned by the Reporting Person. Aerin Lauder Zinterhofer, as the beneficiary of the Reporting Person, has the right to receive such amounts of income and principal from the Reporting Person as she shall request or as the trustee of the Reporting Person shall deem advisable.


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            (e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            Effective as of June 29, 2001, the Reporting Person, in connection with the Distribution, became a party to a stockholders' agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit F attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

            The Reporting Person also became a party to a Registration Rights Agreement (the "Registration Rights Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit K attached hereto. The Reporting Person became a party to the Registration Rights Agreement as of the effective date of the Third Amendment to the Registration Rights Agreement (a form of which is attached hereto as Exhibit J). Pursuant to the Registration Rights Agreement, the Reporting Person has an unlimited number of piggyback registration rights in respect of the shares of Class A Common Stock owned by the Reporting Person. These piggyback registration rights allow the Reporting Person to include the shares of Class A Common Stock owned by it in any registration statement filed by the Issuer, subject to certain limitations.

            The Reporting Person is not party to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit A Form of Stockholders' Agreement (filed as Exhibit 10.1 to the Issuer's Registration Statement on Form S-1 (no. 33-97180) on November 13, 1995 (the S-1)).*

Exhibit B         Amendment No. 1 to Stockholders' Agreement (filed
                  as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30,
                  1996).*

Exhibit C         Amendment No. 2 to Stockholders' Agreement (filed
                  as Exhibit 10.2 to the Issuer's Quarterly Report


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                  on Form 10-Q for the quarter ended December 31,
                  1996).*

Exhibit D         Amendment No. 3 to Stockholders' Agreement (filed as Exhibit
                  10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "FY 1997 Q3 10-Q)).*

Exhibit E         Amendment No. 4 to Stockholders' Agreement (filed
                  as Exhibit 10.1d to the Company's Annual Report on.
                  Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F         List of parties to Stockholders' Agreement.

Exhibit G         Form of Registration Rights Agreement (filed as Exhibit 10.2 to the S-1).*

Exhibit H         First Amendment to Registration Rights Agreement (filed as
                  Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996).*

Exhibit I         Second Amendment to Registration Rights Agreement (filed as
                  Exhibit 10.1 to the FY 1997 Q3 10-Q).*

Exhibit J         Form of Third Amendment to Registration Rights Agreement.

Exhibit K         List of parties to Registration Rights Agreement.

* Incorporated by reference


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SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000,
                                 Aerin Lauder Zinterhofer as Grantor


Dated:  June 29, 2001     By:       /s/ Richard D. Parsons
                                    ------------------------------------
                                    Richard D. Parsons, trustee


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                                  EXHIBIT INDEX

Exhibit A         Form of Stockholders' Agreement (filed as Exhibit 10.1 to
                  the Issuer's Registration Statement on Form S-1 (no. 33-97180) on November 13, 1995 (the S-1)).*

Exhibit B         Amendment No. 1 to Stockholders' Agreement (filed
                  as Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30,
                  1996).*

Exhibit C         Amendment No. 2 to Stockholders' Agreement (filed
                  as Exhibit 10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31,
                  1996).*

Exhibit D         Amendment No. 3 to Stockholders' Agreement (filed as Exhibit
                  10.2 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "FY 1997 Q3 10-Q)).*

Exhibit E         Amendment No. 4 to Stockholders' Agreement (filed
                  as Exhibit 10.1d to the Company's Annual Report on.
                  Form 10-K for the fiscal year ended June 30, 2000).*

Exhibit F         List of parties to Stockholders' Agreement.

Exhibit G         Form of Registration Rights Agreement (filed as Exhibit 10.2 to the S-1).*

Exhibit H         First Amendment to Registration Rights Agreement (filed as
                  Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1996).*

Exhibit I         Second Amendment to Registration Rights Agreement (filed as
                  Exhibit 10.1 to the FY 1997 Q3 10-Q).*

Exhibit J         Form of Third Amendment to Registration Rights Agreement.

Exhibit K         List of parties to Registration Rights Agreement.

* Incorporated by reference


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